

January 16, 2014

Via E-mail
Kim Leadford
Chief Executive Officer
Starstream Entertainment, Inc. (f/k/a Gelia Group, Corp.)
140 Rowayton Avenue, 2nd Floor
Rowayton, Connecticut 06853

> **Re:** **Starstream Entertainment, Inc. (f/k/a Gelia Group, Corp.)**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed January 8, 2014**
> **File No. 333-186079**

Dear Ms. Leadford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 11

We do not intend to pay cash dividends in the foreseeable future, page 15

1. We note your response to comment 11 in our letter dated November 13, 2013. Your response states that you have removed this risk factor, yet it still appears in this section. Please either discuss how this risk factor makes the securities being sold speculative or risky, or remove it from this section.

For as long as we are an emerging growth company…, page 16

2. We note your response to comment 12 in our letter dated November 13, 2013, and that you have deleted this risk factor. Please clarify for us whether you are an emerging growth company. If you are an emerging growth company, please disclose this in your filing. In addition, please describe how and when a company may lose emerging growth

company status and briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934.

Audited Combined Financial Statements, page F-16

3. We note accounts receivable of $12,941 is net of an allowance of the same amount. We further note from your prior response that accounts receivable relate to funds advanced to "Switch" pursuant to a Financing Funding Memorandum and Security Agreement TUELP. Please advise why such advances qualify as accounts receivable and explain the circumstance surrounding advancing funds and the establishment of a 50% allowance shortly after the advance. Please explain how you determined that 50% of the advance was uncollectible or alternatively that 50% was recoverable. Please further explain whether this was an advance toward future services or a loan.

Notes to Combined Financial Statements, page F-21

Note 3. Investments in Film Productions, page F-23

4. We reviewed your response to comment 23 in our letter dated November 13, 2013. Please note the exception in ASC 323-10-15-10d applies in those circumstances where an investor requests (demands) additional financial information to apply the equity method but is rebuffed by the investee. Your response indicates you have significant influence and suggests it is the lack of an accounting function at the investee level that makes equity method accounting impracticable; which does not justify a departure from GAAP. Accordingly, your financial statements do not comply with GAAP. In any event, please be advised that it is incumbent upon management to review equity method and cost method investments for impairment when an other than temporary decline occurs. Given the relative magnitude of the asset, we believe a rigorous attempt at quantifying impairment should be made irrespective of whether you are on the cost or equity method of accounting. Please revise and or advise.

5. Please tell us your consideration of including your percentage ownership of each investment in the table on page F-24 and tell us your consideration of disclosing your film right entitlement percentage with respect to the feature film "Lee Daniels' The Butler." In addition, reference is made to your statement in your response that, "the Company receives 50% of the net profits/losses of each investment, after each investor gets paid back 120% of their investment. As a result, the Company's net profit percentage in each investment will be 50% of the ownership percentage listed above." This statement does not appear consistent with your disclosures for TUELP Investment, LLC and Pigeon The Cat Films, Inc. and no disclosure in this regard is provided for your investment in Butler Films, LLC. Please advise.

<u>Unaudited Pro Forma Condensed Combined Financial Statements, page F-31</u>

6. Reference is made to the third paragraph. Please revise to state that the unaudited pro forma condensed consolidated statements of operations assume the transactions occurred at the beginning of the fiscal year presented.

7. All per share information in the filing should be adjusted and given retroactive effect to the stock dividend discussed in first paragraph on page 2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Law Clerk, at (202) 551-3477 or Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

Cc: Pavel I. Seroklinov
       OFSINK, LLC